EXHIBIT 99.1

                          AMERICAN GOLDRUSH CORPORATION
                       Suite 708, 1155 West Pender Street
                                  Vancouver, BC
                                     V6E 2P4


                         MANAGEMENT INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by management of American Goldrush Corporation ("the Company") for use at the Annual and Special Meeting of shareholders of the Company to be held on June 23, 2006 (the "Meeting") and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting. Except where otherwise indicated, the information contained herein is stated as of May 30, 2006.


All costs of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees may solicit proxies personally, by telephone or facsimile, but will not receive compensation for so doing.

                           APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management Proxyholder"). A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON ("ALTERNATE PROXYHOLDER") TO REPRESENT HIM AT THE MEETING MAY DO SO BY INSERTING SUCH OTHER PERSON'S NAME IN THE SPACE INDICATED OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with the Company by mail or courier at the address above, or by fax at (604)-357-1529 not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

                               REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing

(a) executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney, of the corporation; and

(b) delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof, or in any other manner provided by law.

ONLY REGISTERED SHAREHOLDERS HAVE THE RIGHT TO REVOKE A PROXY. NON-REGISTERED HOLDERS WHO WISH TO CHANGE THEIR VOTE MUST, AT LEAST SEVEN DAYS BEFORE THE MEETING, ARRANGE FOR THEIR RESPECTIVE INTERMEDIARIES TO REVOKE THE PROXY ON THEIR BEHALF.

                      EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for. In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy. In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.


The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting. At present, Management of the Company knows of no such amendments, variations or other matters.


                             NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders of the Company are considered "non-registered" shareholders if the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered tax plans and similar plans); or (b) in the name of a clearing agency (such as The Depositary Trust Company ("DTC") or The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting materials to each Non-Registered Holders unless they have waived their right to receive such materials.

Meeting Materials sent to Beneficial Owners who have not waived the right to receive Meeting materials may instead of a form of Proxy be accompanied by a request for voting instructions from the Intermediary or a Voting Instruction Form ("VIF"). This form is instead of a Proxy. By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIF's should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Non-Registered Holders receiving a VIF cannot use that form to vote common shares directly at the Meeting - Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the appointment of auditors and as set out herein. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).


          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On May 30, 2006 (the "Record Date") there were 40,413,920 common shares issued and outstanding, each share carrying the right to one vote. The Company is also authorized to issue an unlimited number of preferred shares without par value, of which none have been issued as of that date.

Only shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof. On a show of hands, every shareholder will have one vote and, on a poll, every shareholder present in person will have one vote for each share. In order to approve a motion proposed at the Meeting, a majority of more than half of the votes cast will be required to pass an ordinary resolution, and a majority of at least two-thirds of the votes cast will be required to pass a special resolution.

To the knowledge of the Directors and executive officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

                                                    NUMBER OF SHARES         PERCENT OF ISSUED SHARES
          NAME OF BENEFICIAL OWNER                        OWNED                 BENEFICIALLY OWNED
---------------------------------------------- ---------------------------- ----------------------------
Scott  Praill                                          30,000,000                      74.2%

    (1)  The above information was supplied to the Company by the shareholders.


                              ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at four (4) and to nominate the persons listed below for election as Directors. Each Director will hold office until the next Annual General Meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

---------------------------------- ----------------- ------------------------------ -----------------------
                            # OF SHARES BENEFICIALLY
                               OWNED, DIRECTLY OR
   NAME, RESIDENCE AND PRESENT                         INDIRECTLY, OR OVER WHICH
    POSITION WITH THE COMPANY       DIRECTOR SINCE      CONTROL OR DIRECTION IS           PRINCIPAL
                                                            EXERCISED(1)(4)            OCCUPATION(1)(3)
---------------------------------- ----------------- ------------------------------ -----------------------
Andrew Gourlay(2)
Bowen Island, BC                    November 2005               33,333              Director, President
President, Secretary, Treasurer                                                     and Chief Executive
and CEO                                                                             Officer
---------------------------------- ----------------- ------------------------------ -----------------------

Scott Praill(2)                     September 2003            30,016,666            Director
Vancouver, BC
Director
---------------------------------- ----------------- ------------------------------ -----------------------
Robert Cann(2)
Nanaimo, BC                          October 2004               16,666              Director
Director
---------------------------------- ----------------- ------------------------------ -----------------------
Richard Kehmeier
Woodbury, New Jersey                December 2005                  -                Director
Director
---------------------------------- ----------------- ------------------------------ -----------------------

(1) The information is as at May 30, 2006 and has been furnished by the respective nominees. (2) Member of Audit Committee. (3) Information respecting principal occupations is set forth below. (4) Number of shares owned includes stock options exercisable within 60 days of May 30, 2006.

Information respecting the principal occupations and background of each of the nominees as directors is as follows:

ANDREW GOURLAY has been a Director and our Chairman, President, Chief Executive and Operating Officer since November 2005. He is an accomplished mineral and precious metals geologist who has been working as a professional geologist for nearly two decades. From 2003 to 2005, he worked as the Senior Exploration Geologist for Asia Gold Corp. From 1994 to 2003 and presently, he is a consulting geologist to a variety of mineral exploration companies. He has been involved in the search for precious metals in Mongolia, Southeast Asia, and South America. Mr. Gourlay graduated from the University of British Columbia with a Bachelor of Science degree in geology and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta and is a Fellow of the Geological Association of Canada.

SCOTT PRAILL has served on our Board of Directors since September 2003. Since October, 2002, he has also been a board member of Strata Oil & Gas Inc. (formerly Stratabase Inc.) which trades on the OTCBB. Since 2004, Mr. Praill has been a self-employed financial consultant. From November 1999 to October 2003, he was the Director of Finance of Inflazyme Pharmaceuticals. Mr. Praill is a financial professional who has been employed by leading companies such as Placer Dome (1999) and Westcoast Energy (1998), and was a Senior Accountant for Price Waterhouse (1993 - 1996), where his responsibilities included the planning of financial statement audits and ensuring Canadian and U.S. GAAP compliance. His duties have also included assessment of adequate financial statement disclosure; preparing and reviewing financial information including pro-forma financial statements for prospectuses, information circulars and other offering documents related to acquisitions, mergers and the issuance of debt and equity securities; evaluating public company operating results through financial statement and financial ratio analysis; and reviewing financial internal control systems and preparing reports for presentation to Audit Committees and Boards of Directors. Mr. Praill has extensive experience in public company financial reporting including compliance with Canadian and U.S. securities exchange requirements and the preparation and review of financial statements. Mr. Praill has earned the following designations: Chartered Accountant (BC, 1996), Certified Public Accountant (Illinois, 2001), and a Bachelor of Science Degree (Simon Fraser University, 1989).

ROBERT CANN has served as Director for American Goldrush since October 14, 2004. Mr. Cann is a professional geologist with extensive experience in exploration project management and geological consulting. Since graduating with his B.Sc. in Geology and his M.Sc. in Economic Geology in 1979 (both from the University of British Columbia), Mr. Cann has worked in a senior capacity for some of the world's leading mining companies, including Rio Algom and Cameco Corporation. From July 2002 to present, Mr. Cann has been the Exploration Manager for Entree Gold Inc. and from 1999 to 2000 held the same position with Spokane Resources
Ltd. In 2001 Mr. Cann attended full-time advanced Information Technology courses. Mr. Cann has acted as project manager on multiple large-scale integrated exploration projects in Canada, Central America and South America, and has acted as exploration manager on exploration projects in diverse regions such as Mongolia, Honduras and Mexico. Mr. Cann is fluent in English and Spanish, and is a member of the Geological Association of Canada, the Association of Professional Engineers and Geoscientists, the Canadian Institute of Mining and Metallurgy, and the Canadian Information Processing Society. Mr. Cann has co-authored several scientific articles for geological publications. Mr. Cann has worked as an independent consulting geologist since 1988.

RICHARD KEHMEIER has served as a Director of the Company since December 2005. He is a certified professional and registered exploration geologist with over thirty years of international experience in all phases of resource development for the mining industry. Over the past five years, Mr. Kehmeier has been working as a self-employed consultant. During his career, he has held such positions as Vice President at Gold Reserve Corp. and has worked for companies such as Atlas, Union Carbide, and Anaconda. Mr. Kehmeier graduated from the Colorado School of Mines with a Bachelor of Science in Geological Engineering and a Master of Science in Geology.

Pursuant to Section 171(1) of the Business Corporations Act (Canada), the Company is required to have an Audit Committee consisting of three directors, two of whom must not be employees or officers of the Company. The Audit Committee consists of Andrew Gourlay, Scott Praill and Robert Cann.

The Company does not have a nominating committee, the functions of which are performed by the Board of Directors.

No proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity:

(a) was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days;

(c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(d) has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.


                             EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEO's"):

(a)      the Company's chief executive officer ("CEO");

(b)      the Company's chief financial officer ("CFO");

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

     (d) any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.


As at December 31, 2005 the end of the most recently completed financial year of the Company, the Company had one Named Executive Officer, whose name and position held within the Company are set out in the summary compensation table below.

                           SUMMARY COMPENSATION TABLE

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company's three most recently completed financial years ended December 31.

----------------------------------------------------------------------------------------------------------------------
                                                                       LONG TERM COMPENSATION
                                ANNUAL COMPENSATION
----------------------------------------------------------------------------------------------------------------------
                                                                    AWARDS             PAYOUTS
----------------------------------------------------------------------------------------------------------------------
                                                                                 SHARES
                                                               SECURITIES        OR UNITS
NEO NAME AND                SALARY     BONUS    OTHER ANNUAL   UNDER OPTIONS/    SUBJECT TO           ALL OTHER
PRINCIPAL POSITION   YEAR   ($CDN)     ($CDN)   COMPENSATION   SARS              RESALE       LTIP    COMPENSATION
                                                ($)            GRANTED (#)       RESTRICTIONS PAYOUTS ($)
                                                                                 ($)          ($)
----------------------------------------------------------------------------------------------------------------------
Andrew Gourlay (1)   2005    Nil       Nil      Nil            200,000           Nil          Nil     Nil
PRESIDENT/CEO        2004   Nil        Nil      Nil            Nil               Nil          Nil     Nil
                     2003   Nil        Nil      Nil            Nil               Nil          Nil     Nil
----------------------------------------------------------------------------------------------------------------------
Ronald Blomkamp(1)   2005    Nil       Nil      Nil            200,000           Nil          Nil     Nil
PRESIDENT/CEO        2004   Nil        Nil      Nil            Nil               Nil          Nil     Nil
                     2003   Nil        Nil      Nil            Nil               Nil          Nil     Nil
----------------------------------------------------------------------------------------------------------------------


(1) Mr. Gourlay was appointed to and Mr. Blomkamp resigned from their respective positions on November 28, 2005. The stock options issued to Mr. Blomkamp were cancelled on December 28, 2005.


    LONG-TERM INCENTIVE PLANS - AWARDS IN MOST RECENTLY COMPLETED FISCAL YEAR


The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SAR's (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.


       OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The Company has one stock option plan pursuant to which employees, directors and consultants and other agents of the Company may be granted options to purchase shares of the Company. Under the Company's 2005 stock option plan the Company may grant options to its directors, consultants, and employees for up to 5,000,000 shares of common stock. The exercise price of each option equals the market price of the Company's stock on the date of grant. Options vest over a three-year period, unless otherwise specified by the Board of Directors. All options have a 10-year term.


The  following  table   summarizes   information   concerning   outstanding  and
exercisable common stock options under the 2005 Plan at December 31, 2005:

                                         Remaining      Weighted        Number of      Weighted

                                       Contractual       Average          Options       Average
        Exercise          Options             Life      Exercise        Currently      Exercise
           Price      Outstanding       (in years)         Price      Exercisable         Price
----------------- ---------------- ---------------- ------------- ---------------- -------------

          $ 0.25        1,000,000             9.85        $ 0.25          425,000        $ 0.25
----------------- ---------------- ---------------- ------------- ---------------- -------------


There are 4,000,000 options available to be granted under the 2005 Plan.

--------------------------------------------------------------------------------
The following table shows stock options granted to Officers and Directors during 2005:
--------------------------------------------------------------------------------


            Stock Option Grants for the Year Ended December 31, 2005


Name                  Number of     % Of Total      Exercise    Grant Date  Expiration     Mkt. Value of
                       Options        Options      Price per                   Date          Securities
                       Granted        Granted        Option                                  Underlying
                                                                                          Options on Date
                                                                                              of Grant
Andrew Gourlay         200,000          17%          $0.25       11/28/05    11/28/15          $0.10
Ronald Blomkamp        200,000          17%          $0.25       11/01/05    11/01/15          $0.10
(1)
Scott Praill           100,000          8%           $0.25       11/01/05    11/01/15          $0.10
Robert Cann            100,000          8%           $0.25       11/01/05    11/01/15          $0.10
Trish Kolsto           50,000           4%           $0.25       11/01/05    11/01/15          $0.10

(1) The options granted to Mr. Blomkamp were cancelled on December 28, 2005.

No officers or directors have exercised stock options granted to them by the Company.

The Company did not reprice downward any options held by any Named Executive Officer during the most recently completed financial year.

 TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

No employment contract exists between the Company and the Named Executive Officer directly. However, reference is made to the disclosure under "Management Contracts" for particulars of consulting agreements entered into with companies of which the Named Executive Officer is a principal.


There is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or installments, in the event of the resignation, retirement or other termination of employment, a change of control of the Company or a change in the Named Executive Officer's responsibilities following a change in control.


                            COMPENSATION OF DIRECTORS

Compensation for the Named Executive Officer as well as stock option grants to Directors is disclosed above.

Commencing December 2005, Mr. Kehmeier has received USD $500 per month to serve as a Director of the Company. The monthly fees owing to Mr. Kehmeier shall continue as long as he continues to serve as a Director of the Company.


       SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The were no compensation plans under which equity securities of the Company' are authorized for issuance as of the end of the Company's most recently completed financial year with respect to compensation plans.



                              MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone who is not a Director or Named Executive Officer of the Company.

                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors, executive officers, employees, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.


              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company's most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An `informed person" means: (a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or director over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.


                                 AUDIT COMMITTEE

The Company's audit committee is presently comprised of three directors: Andrew Gourlay, Scott Praill, and Robert Cann. Neither Mr. Praill nor Mr. Cann are officers or employees of the Company. All of the audit committee members are "financially literate".

Following the Meeting, the directors of the Company will consider adopting a charter of the Audit Committee; however none is presently in place.

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

------------------------ -------------------- --------------------- -------------------- --------------------
    Financial Year           Audit Fees        Audit Related Fees        Tax Fees          All Other Fees
        Ending
------------------------ -------------------- --------------------- -------------------- --------------------
   December 31, 2005           $20,000                $Nil               $Nil (1)            $Nil(2)(3)
------------------------ -------------------- --------------------- -------------------- --------------------
   December 31, 2004           $29,950                $Nil                $Nil(1)           $Nil((2))(3)
------------------------ -------------------- --------------------- -------------------- --------------------

(1) Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

(2) Fees related to specific advisory services provided, communications concerning fiscal matters affecting the Company's business and advice concerning a private placement financing conducted by the Company.

(3) Fees related to specific advisory and accounting services related to valuation issues impacting mineral properties owned by the Company and communications concerning fiscal matters affecting the Company's business.

                             APPOINTMENT OF AUDITORS

Management is recommending that shareholders vote to appoint BDO Dunwoody LLP, Chartered Accountants, of Vancouver, British Columbia, as Auditors for the Company and to authorize the Directors to fix their remuneration. BDO Dunwoody LLP were first appointed as Auditors for the Company in 2003.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in accordance with their best judgement on that matter.


                                 OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at this Meeting. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

                              SHAREHOLDER PROPOSALS

Proposals which shareholders wish to be considered for inclusion in the Information Circular and proxy card for the 2006 annual shareholder meeting must be received by the Company by December 5, 2006 and must comply with the requirements of the CANADA BUSINESS CORPORATIONS ACT, as amended, and regulations thereto.

                             ADDITIONAL INFORMATION

Additional information relating to the Company is available on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov.



Financial information is provided in the Company's comparative financial statements for its most recently completed financial year, which are being mailed to Shareholders with the Notice of Meeting and this Information Circular. Shareholders may request additional copies by (i) mail to Suite 708, 1155 West Pender Street, Vancouver, BC V6E 2P4, or (ii) fax to: (604)-357-1529.

The contents and the sending of this Management Proxy Circular have been approved by the Company's Board of Directors.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

AMERICAN GOLDRUSH CORPORATION

Andrew Gourlay
President